Exhibit 99.1

English language free translation of Portuguese language original.

Portuguese language original prevails.

AZUL S.A.

Publicly-held Company

CNPJ/MF no. 09.305.994/0001-29

NIRE 35.300.361.130 – CVM 24112

BYLAWS

CHAPTER I

CORPORATE NAME, DURATION, REGISTERED OFFICE, PURPOSE AND JURISDICTION

Article 1 - Azul S.A. ("Company") is a company, governed by these Bylaws and the applicable legislation, in particular Brazilian Law No. 6404, dated December 15, 1976, and its subsequent amendments ("Brazilian Corporation Law") and by the Level 2 Corporate Governance Listing Regulations of B3 S.A. - Brasil, Bolsa, Balcão ("B3") ("Level 2 Regulations").

Paragraph 1 - With the admission of the Company to the special listing segment Level 2 Corporate Governance Listing Regulations of B3, the Company, its shareholders, managers and members of the Fiscal Council, if established, are subject to the provisions of the Level 2 Regulations.

Article 2 - The Company has an indefinite term of duration.

Article 3 - The Company's registered office and jurisdiction are located in the municipality of Barueri, State of São Paulo, at Avenida Marcos Penteado de Ulhôa Rodrigues, no. 939, 8º andar, Edifício Jatobá, Condomínio Castelo Branco Office Park, Bairro Tamboré, CEP 06460-040.

Sole Paragraph - By resolution of the Board of Directors, the Company may open or close branches, agencies, offices and representations and any other places of business necessary to conduct the Company's activities anywhere nationally or internationally.

Article 4 - The Company's corporate purpose is to hold direct or indirect stakes in other companies of any kind whose activities include: (a) the operation of scheduled and non-scheduled air transportation services for passengers, cargo or postal mail bags, both nationally and internationally, in accordance with licenses granted by the appropriate authorities; (b) the operation of ancillary air transportation service activities , including charter services for passengers, cargo and postal mail bags; (c) the provision of maintenance and repair services for aircraft, engines, parts and components, whether owned or third-party; (d) the provision of aircraft hangar services; (e) the provision of ground handling ramp and runway services, inflight catering supplies and aircraft cleaning; (f) the acquisition and leasing of aircraft and other related assets; (g) the development and management of its own or third-party customer loyalty programs; (h) the sale of award redemption rights under the customer loyalty program; (i) the operation of Travel and Tourism Agencies; (j) the development of other activities that are connected, incidental, ancillary or related to the above activities; and (k) holding interests in other companies.

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CHAPTER II

SHARE CAPITAL AND SHARES

Article 5 - The Company's share capital, fully paid up in Brazilian currency, is R$2,315,627,892.68 (two billion, three hundred and fifteen million, six hundred and twenty-seven thousand, eight hundred and ninety-two reais and sixty-eight centavos), divided into 1,264,715,854 (one billion, two hundred and sixty-four million, seven hundred and fifteen thousand, eight hundred and fifty-four) registered shares, all without par value, of which: (i) 928,965,058 (nine hundred and twenty-eight million, nine hundred and sixty-five thousand and fifty-eight) common shares; and (ii) 335,750,796 (three hundred and thirty-five million, seven hundred and fifty thousand, seven hundred and ninety-six) preferred shares.

Paragraph 1 - All of the Company's shares are registered shares, with the option of being held in book-entry form, in which case they shall be held in deposit accounts opened in the name of their holders, at a financial institution duly authorized by the Brazilian Securities and Exchange Commission ("CVM"), and the shareholders may be charged fees as permitted under Paragraph 3 of Article 35 of the Brazilian Corporation Law.

Paragraph 2 - Each common share entitles its holder to one (1) vote in resolutions at General Shareholders' Meetings.

Paragraph 3 - Common shares are convertible into preferred shares, at the discretion of the respective holders of these shares, at a ratio of 75 (seventy-five) common shares for each preferred share, provided that they are fully paid and such conversion does not violate any legal requirements regarding the proportion of common and preferred shares.

Paragraph 4 - If a shareholder wishes to convert his/her common shares into preferred shares, the shareholder must send a signed written notice signed by the shareholder and addressed to the Company's Investor Relations Officer, specifying the number of common shares that the shareholder intends to convert. Upon receipt of the notice, the Company shall immediately notify the other shareholders holding common shares, by means of a notice addressed to each of them, giving them fifteen (15) days to exercise their right to convert the common shares they hold, also by means of a written notice signed by the shareholder and addressed to the Company's Investor Relations Officer, specifying the number of common shares the shareholder intends to convert.

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Paragraph 5 - If the Company does not receive the notice within the specified period above, this shall be considered as a lack of interest by the shareholder in exercising the conversion right on the part of the respective shareholder.

Paragraph 6 - In the event that more than one shareholder expresses their intention to convert the common shares they hold into preferred shares, and the number of preferred shares requested for conversion when added to the number of preferred shares already issued, at the end of the period for exercising the conversion right, exceeds the maximum number of preferred shares that may be issued under Paragraph 2 of Article 15 of the Brazilian Corporation Law, the common shares shall be converted into preferred shares up to the maximum allowable number of preferred shares, in accordance with the aforementioned provision, and in proportion to the interest in common shares held by each shareholder in the Company at the end of the period for exercising the conversion right.

Paragraph 7 - Any change to the provisions of Paragraph 3 of this Article 5 or Article 55 below, relating to the ratio between common shares and preferred shares to be applied in the conversion provided for in the aforementioned paragraph and Article 55 below, shall depend on the prior approval of the holders of preferred shares at a special meeting, as established in Paragraph 1 of Article 136 of the Brazilian Corporation Law.

Paragraph 8 - In the event of a conversion of shares, pursuant to Paragraph 3 of this Article 5, or Article 55 below, the Company shall record the conversion in its records.

Paragraph 9 - Preferred shares confer on their holders the voting rights limited exclusively to the following matters:

(i)                 conversion, incorporation, merger, merger of shares or split-off of the Company;

(ii)               approval of contracts between the Company and the Controlling Shareholder, directly or through third parties, as well as other companies in which the Controlling Shareholder has an interest, requires a resolution at a Shareholders’ Meeting pursuant to applicable laws or the Company’s Bylaws;

(iii)             valuation of assets intended for the purposes of increasing the Company's share capital;

(iv)             selection of a specialized institution or company to determine the Company's Fair Market Value, pursuant to the Sole Paragraph of Article 46, of these Bylaws;

(v)               amendment or revocation of the provisions of these Bylaws that alter or modify any of the requirements set forth in Item 4.1 of the Level 2 Regulations, provided that this voting right shall remain in effect as long as the Level 2 Corporate Governance Participation Agreement (as defined in the Level 2 Regulations) remains in force;

(vi)             amendment or revocation of the provisions of these Bylaws that alter or modify any of the requirements set forth in this Paragraph 9, as well as in Paragraphs 10 to 12 of this Article 5, Articles 12 to 14 and Article 55 below;

(vii)           the total remuneration of the Company's managers, as provided in Paragraph 2 of Article 15, below; and

(viii)         amendment or revocation of the provisions of these Bylaws that alter or modify any of the requirements set forth in Paragraph 2 of Article 15, and Articles 29 to 32.

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Paragraph 10 - Each of the matters listed in Items (i) to (vi) of Paragraph 9 of this Article 5 shall, for the purposes of these Bylaws and under the terms of this Paragraph 10, be considered "Special Matter(s)" and must be resolved in accordance with this Paragraph 10. The approval of the Special Matters provided for in Items (i) to (v) of Paragraph 9 of this Article 5 by the General Shareholders’ Meeting shall require prior approval at a Special Meeting, in accordance with Chapter IV of these Bylaws, if the Controlling Shareholder holds shares issued by the Company that together represent a Dividend Participation equal to or less than fifty percent (50%). The approval of the Special Matter provided for in Item "vi" of Paragraph 9 of this Article 5 by the General Shareholders’ Meeting shall always depend on prior approval at a Special Meeting

Paragraph 11 - The rights conferred in Articles (i) 4-A caput; (ii) 105; (iii) 123, Sole Paragraph, (c) and (d); (iv) 126, Paragraph 3; (v) 157, Paragraph 1; (vi) 159, Paragraph 4; (vii) 161, Paragraph 2; (viii) 163, Paragraph 6; (ix) 206, II, (b); and (x) 246, Paragraph 1, (a), all of the Brazilian Corporation Law, may be exercised by shareholders holding shares representing a percentage of Dividend Participation equal to the percentage of share capital or outstanding shares, as the case may be, provided for in such Articles of the Brazilian Corporation Law.

Paragraph 12 - The following preferences, advantages and characteristics are attributed to preferred shares issued by the Company:

(i)                 the right to receive dividends equal to seventy-five (75) times the amount paid for each common share;

(ii)               the right to participate in a public offering for the acquisition of shares resulting from the Sale of Control of the Company under the same conditions and at a price per share equal to seventy-five (75) times the price per common share paid to the Selling Controlling Shareholder;

(iii)       in the event of the Company's liquidation, priority in the repayment of capital on the common shares in an amount equivalent to the multiplication of the Company's share capital by the Dividend Participation to which the preferred shares issued by the Company are entitled. After the priority repayment of capital and the repayment of the capital of the common shares, the preferred shares will be entitled to repayment of amounts equivalent to multiplying the total of the remaining assets of the shareholders by the Dividend Participation to which the preferred shares are entitled. For clarification purposes, the amounts paid in priority to the preferred shares should be taken into account when calculating the total amount to be paid to the preferred shares in the event of the Company's liquidation; and

(iv)       automatic convertibility into common shares under the terms of Article 55 below.

Paragraph 13 - Shareholders have pre-emptive rights, in proportion to their respective holdings in the Company's share capital, in the subscription of shares, debentures convertible into shares or subscription warrants issued by the Company, under the terms of article 171 of the Brazilian Corporation Law and subject to the deadline set by the General Shareholders’ Meeting, which shall not be less than thirty (30) days.

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Paragraph 14 - In the event of shareholder redemption, the amount to be paid by the Company, as reimbursement for the shares held by shareholders who have exercised their right of redemption, in circumstances authorized by the Brazilian Corporation Law, shall correspond to the Fair Market Value of such shares, to be determined in accordance with the valuation procedure accepted by the Brazilian Corporation Law, whenever such value is lower than the book value determined in accordance with Article 45 of the Brazilian Corporation Law.

Paragraph 15 - The issuance of founder’s shares by the Company is prohibited.

Article 6 - The Company is hereby authorized, by resolution of the Board of Directors, to increase its share capital, regardless of amendment to these Bylaws, (i) in the total amount of R$30,000,000,000.00 (thirty billion reais), considering only the portion of capital increases carried out through the issuance of preferred shares or convertible debentures and/or other securities convertible into preferred shares, and (ii) until the number of common shares reaches 7,500,000,000 (seven billion five hundred million), regardless of the capital increases referred to in item (i) above and without the value attributed to the share capital as a result of the issue of such common shares being taken into account for the limit provided for therein. The Board of Directors shall establish the conditions of the issue, including the price and term of payment.

Paragraph 1 - The Company may, within the limits of its authorized capital and in accordance with a plan approved by the General Shareholders' Meeting, grant stock options to its officers and employees or to individuals who provide services to the Company or to companies under its Control.

Paragraph 2 - At the discretion of the Board of Directors, without pre-emptive rights or with a reduction in the period referred to in Paragraph 4 of Article 171 of the Brazilian Corporation Law, the Company may issues shares, debentures convertible into shares or subscription warrants, the issuance of which shall be made by sale on a stock exchange or by public offering, or by exchange for shares in a public offering for the acquisition of control, in accordance with applicable laws and within the limits of the authorized capital.

Article 7 - Any shareholder who acquires shares issued by the Company, even if they are already a shareholder or part of a Group of Shareholders (as defined in Article 54, Paragraph 2 of these Bylaws), is required to make the disclosures provided for in Article 12 of CVM Resolution No. 44, dated August 23, 2021, and any amendments thereto, when such disclosures are applicable. Without prejudice to other penalties provided for by law and CVM regulations, shareholders who fail to comply with this obligation may have their rights suspended, pursuant to Article 120 of the Brazilian Corporation Law and Article 11, Item "r", of these Bylaws, with the suspension ending upon fulfilment of the obligation.

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CHAPTER III

GENERAL SHAREHOLDERS’ MEETINGS

Article 8 - The General Shareholders’ Meeting shall be held ordinarily once a year, within the first four (4) months following the end of each fiscal year, in order to discuss the following matters required by law and, exceptionally, whenever the Company's interests so require, win accordance with applicable laws and the provisions of these Bylaws, in the convening, conducting and deliberations of the meeting.

Sole Paragraph - General Shareholders’ Meetings shall be convened pursuant to article 124 of the Brazilian Corporation Law and shall be installed and chaired by the Chairman of the Board of Directors or, in his absence or impediment, by any member of the Board of Directors or, in their absence, by any officer of the Company present, chosen by the Shareholders. The Chairman of the General Shareholders’ Meeting shall appoint the secretary, who may or may not be a shareholder of the Company.

Article 9 - Except in the event of a qualified quorum as provided for by law, resolutions at the General Shareholders’ Meetings shall be passed by an absolute majority of votes, subject to the restrictions established in the Brazilian Corporation Law and these Bylaws.

Paragraph 1 - The minutes of the General Shareholders' Meeting shall be prepared, unless otherwise decided by the Chairman of the Meeting, in the form of a summary of the proceedings, including dissent and protests, containing a record of the resolutions taken and shall be published without the signatures of the shareholders, in compliance with the provisions of Paragraph 1 of Article 130 of the Brazilian Corporation Law.

Paragraph 2 - The General Shareholders' Meeting may only deliberate on matters included in the agenda set forth in the meeting notice, subject to the exceptions provided for in the Brazilian Corporation Law.

Article 10 - The shareholder may be represented at the General Shareholders' Meeting by a proxy appointed in accordance with Article 126 of the Brazilian Corporation Law within the preceding one (1) year, who may be a shareholder, an officer of the Company, a lawyer, a financial institution or an investment fund manager representing the joint owners, when applicable, and the shareholder must submit to the Company, at least forty-eight (48) hours prior to the respective meeting, a duly executed proxy instrument, in accordance with the law and these Bylaws. The shareholder or their legal representative must attend the General Shareholders’ Meeting with documents verifying their identity or proxy powers of representation, as applicable.

Sole Paragraph - Without prejudice to the above provisions, the proxy or legal representative who attends the General Shareholders’ Meeting with the documents referenced in the caput of this provision, until the meeting starts, may participate and vote, even if they have failed to present the documents beforehand.

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Article 11 – It is the responsibility of the General Shareholders’ Meeting, in addition to other duties conferred upon it by law, and subject to the quorums provided for in these Bylaws and in the applicable legislation:

a) to receive the management’s financial statements for the last fiscal year;

b) to examine, discuss and vote on the financial statements, together with the opinion of the Fiscal Council, if established, and other documents, in accordance with the applicable regulations;

c) elect and remove members of the Board of Directors;

d) subject to the provisions of Article 5, Paragraph 9, Item "vii" of these Bylaws, to set the overall annual remuneration of the members of the Board of Directors and the Executive Board, as well as that of the members of the Fiscal Council, if established, provided that, in any case, the remuneration is consistent with the Company's annual business plans or budget;

e) to decide, in accordance with the proposal presented by management, on the allocation of net profit for the year and the distribution of dividends;

f) to amend the Bylaws, subject to the provisions of Article 5, Paragraph 9 and 10 of these Bylaws;

g) approve share-based incentive plans for its directors, officers and employees, as well as those of its subsidiaries, or for individuals who provide services to the Company or its subsidiaries;

h) to deliberate on: (i) an increase in the share capital that exceeds the limit of the authorized capital, or a reduction thereof; and (ii) the valuation of assets intended for the payment of an increase in the Company's share capital, in compliance with the provisions of Article 5, Paragraph 9, Item "iii" of these Bylaws;

i) subject to the provisions of Article 5, Paragraph 9, Item "i" of these Bylaws, to approve a merger, split-off, conversion, merger, or merger of shares involving the Company, as well as the transfer of a substantial portion of the Company's assets that would result in the cessation of its activities;

j) to resolve on the issuance of shares or any other securities by the Company, determining the respective issue price and the number of shares or other securities, as the case may be, in compliance with the provisions of Article 6 of these Bylaws;

k) to resolve on the redemption, amortization, share split or reverse split of shares or any securities issued by the Company;

l) to resolve on the repurchase and/or trading by the Company of shares issued by the Company or derivatives referenced thereto, when any circumstances arise in which the effectiveness of such resolution is subject to prior approval of the General Shareholders’ Meeting, in accordance with regulations issued by the CVM;

m) to resolve on the judicial or extrajudicial reorganization of the Company or its bankruptcy petition;

n) to resolve on the dissolution or liquidation of the Company, or termination of its liquidation status, as well as electing the liquidator and the Fiscal Council that shall act during the liquidation period;

o) without prejudice to the provisions of Article 19, items “xxv” and “xxvi”, to resolve on the distribution of dividends exceeding the minimum mandatory dividend or the payment of interest on own share capital above what is provided for in the Company's annual business plans or budget;

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p) in accordance with the provisions of Article 5, Paragraph 9, Item "iv" of these Bylaws, to select the specialized firm responsible for preparing the valuation report for the Company's shares, in the event of deregistration as a publicly-held company or delisting from Level 2, as provided for in Chapter VIII of these Bylaws, from among the firms indicated by the Board of Directors;

q) to resolve on any matter submitted to it by the Board of Directors;

r) without prejudice to the provisions of Article 19, XVII, resolve on the approval of contracts between the Company and the Controlling Shareholder, directly or through third parties, as well as other companies in which the Controlling Shareholder has an interest; and

s) to suspend shareholders' rights, as provided for in Article 120 of the Brazilian Corporation Law and these Bylaws, including under Article 1, Paragraph 3, and Article 7 of these Bylaws, with the shareholder(s) whose rights may be subject to suspension prohibited from voting in this resolution.

CHAPTER IV

SPECIAL MEETING

Article 12 - Pursuant to Paragraph 10 of Article 5 of these Bylaws, the approval of a Special Matter at a General Shareholders’ Meeting may require prior approval by the holders of preferred shares, convened in a special meeting ("Special Meeting").

Article 13 - The provisions set out in the Sole Paragraph of Article 8 of these Bylaws, in relation to convening, chairing and the appointment of secretaries, as well as the rules of representation set out in Article 10 and its Sole Paragraph concerning General Shareholders’ Meetings also apply to Special Meetings.

Article 14 - The Special Meeting shall be convened, on first call, with the presence of shareholders representing at least twenty-five percent (25%) of the preferred shares and, on second call, with the presence of shareholders representing any number of preferred shares, except as provided for in the Level 2 Regulations. Resolutions shall be passed by a majority of votes of the shareholders present, unless a different voting quorum is required by the Brazilian Corporation Law or the Level 2 Regulations. The minutes of the Special Meeting shall record the number of votes cast by shareholders entitled to vote for and against each resolution and shall reflect the total number of shareholders who voted for and against each resolution.

CHAPTER V

MANAGEMENT

Article 15 - The Company shall be managed by a Board of Directors and an Executive Board, in accordance with the duties and powers conferred by the applicable law and these Bylaws.

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Paragraph 1 - The roles of Chairman of the Board of Directors and Chief Executive Officer or principal executive of the Company may not be held by the same individual, except in the event of a vacancy, in accordance with Item 5.4 of the Level 2 Regulations.

Paragraph 2 - The General Shareholders’ Meeting shall decide on the global remuneration of the Company's managers, subject to the provisions of Article 5, paragraph 9, Item "vii", and the Board of Directors shall be responsible for determining the individual remuneration of each member of the Board of Directors and the Executive Board.

Paragraph 3 - The investiture in management positions shall be made by signing the Term of Office, recorded in the appropriate register, within thirty (30) days following their appointment, and any guarantee for the exercise of their functions shall be waived.

Paragraph 4 - The investiture of the members of the Board of Directors and the Executive Board shall be subject to prior subscription of the Directors’ and Officers’ Consent Agreement, as required by the Level 2 Regulations, and in compliance with the applicable legal requirements.

Paragraph 5 - Managers shall remain in office until their successors take office, unless otherwise decided by the General Shareholders’ Meeting or the Board of Directors, as applicable.

Paragraph 6 - Subject to the provisions of these Bylaws and applicable laws, the management bodies shall meet with the presence of the majority of their respective members, and their resolutions shall be deemed valid by the vote of the majority of those present.

Section I

Board of Directors

Article 16 - The Board of Directors is made up of a minimum of five (5) and a maximum of (14) members, whether or not they are shareholders of the Company, resident in Brazil or not, all elected and dismissed by the General Shareholders’ Meeting, with a unified term of office of two (2) years, re-election being permitted.

Paragraph 1 - At least two (2) or twenty percent (20%) of the members of the Board of Directors, whichever is greater, must be Independent Directors and expressly declared as such in the minutes of the General Shareholders’ Meeting at which they are elected, the Independent Director(s) shall also include those elected under the provisions of Article 141, Paragraphs 4 and 5 of the Brazilian Corporation Law, and as specified in Paragraph 3 of this Article 16 below.

Paragraph 2 - When, as a result of compliance with the percentage referred to in Paragraph 1 of this Article, a fractional number of Directors results, rounding will be carried out in accordance with the Level 2 Regulations.

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Paragraph 3 - If for any reason a position for a permanent member of the Board of Directors becomes vacant, the remaining members of the Board of Directors shall elect a substitute member, who shall hold office on an interim basis until the next General Shareholders’ Meeting is held, at which a new member shall be elected and hold office for the remaining period until the end of the unified term of office. For the purposes of this paragraph, a vacancy shall occur in the event of removal from office, death, resignation, proven incapacity or disability.

Article 17 - Meetings of the Board of Directors shall be held ordinarily every quarter, but may be convened whenever necessary for corporate matters, upon call by the Chairman of the Board of Directors or by any two (2) other members of the Board of Directors jointly, by means of a written notice at least two (2) days in advance. The notice may be sent by any means permitted with acknowledgement of receipt, including e-mail, and shall specify the place, date and time of the meeting, as well as a summary of the agenda.

Paragraph 1 - Meetings of the Board of Directors may be held by videoconference or conference call. In this case, the Director participating remotely in the meeting must unequivocally express his vote verbally, with the option of submitting their vote in a letter or e-mail.

Paragraph 2 - In order to be duly called and to adopt valid resolutions, at least a majority of the members of the Board of Directors in office must be present at the meetings. In any event, a meeting of the Board of Directors shall be deemed to have been duly called when all its members in office have attended, regardless of whether the formalities for calling provided for in these Bylaws, have been complied with.

Paragraph 3 - Meetings of the Board of Directors shall be chaired by the Chairman of the Board of Directors and recorded by whomever they appoint as secretary. In the temporary absence of the Chairman of the Board of Directors, the meetings shall be chaired by the Vice-Chairman of the Board of Directors or by any Director chosen by a majority of the votes of the other members of the Board of Directors who, in this case, shall not have a casting vote.

Paragraph 4 - Officers and independent auditors may be invited to attend meetings of the Board of Directors in order to provide any clarifications that may be necessary. Third parties admitted by the Board of Directors to its meetings as "Observer(s)" shall also be allowed to attend, and will have all the rights and duties attributed to the other members of the Board, except the right to vote and to be counted in the quorum for the convening of meetings, such Observers shall be admitted to the meetings of the Board of Directors upon signing a confidentiality agreement.

Paragraph 5 - Decisions of the Board of Directors shall be taken by the affirmative vote of at least a majority of the members present at the meeting.

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Paragraph 6 - The minutes of the meetings of the Board of Directors shall be recorded in the appropriate register and signed by all the Directors present. The minutes of meetings of the Company's Board of Directors that include resolutions intended to affect third parties must be filed with the public registry of corporations and published in accordance with Article 289 of the Brazilian Corporation Law.

Paragraph 7 - Members of the Board of Directors must have an unblemished reputation, and an individual who has or represents interests that conflict with those of the Company may not be elected, unless this is waived by the General Shareholders’ Meeting. Members of the Board of Directors may not exercise their voting rights if their interests conflict with those of the Company.

Paragraph 8 - Members of the Board of Directors may not have access to information or participate in meetings of the Board of Directors relating to matters in which they have or represent an interest that conflicts with that of the Company, and are expressly prohibited from exercising their voting rights on such matters.

Paragraph 9 - The Chairman and Vice-Chairman of the Board of Directors shall be chosen by the General Shareholders’ Meeting when the members of the Board of Directors are elected.

Paragraph 10 - In the deliberations of the Board of Directors, the Chairman of the Board (or their substitute for any of the reasons listed in Paragraph 11 and 12 of this Article 17), in addition to their own vote, shall have the casting vote in the event of a tied vote.

Paragraph 11 - The Chairman of the Board of Directors shall be temporarily replaced in their absence or inability by the Vice-Chairman or, if they are unavailable, by another Director appointed by the Chairman and, in the absence of an appointment, the replacement shall be selected by the other members of the Board of Directors.

Paragraph 12 - In the event of a vacancy in the position of Chairman of the Board of Directors, the Vice-Chairman shall assume the role and remain in office until the Board chooses a new Chairman, with the replacement holding office for the remainder of the term.

Paragraph 13 - Members of the Board of Directors may not be abstain from performing their duties for more than thirty (30) consecutive calendar days, under penalty of loss of their mandate, except in the case of leave granted by the Board of Directors itself.

Article 18 - The Board of Directors may establish Committees, composed of individuals appointed by the Board from among members of the management and/or other individuals who are not, to advise the Board in the performance of its activities. The scope, composition and functioning of each Committee shall be determined by the Board of Directors in the resolution approving its establishment.

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Article 19 - In addition to the matters listed in Article 142 of the Brazilian Corporation Law and other provisions of these Bylaws, the Board of Directors shall have the following responsibilities:

I.	to approve the annual and multi-annual budget, business plan, strategic plans and expansion projects;
II.	to approve the acquisition, sale, transfer or encumbrance of assets of the Company's permanent assets and the granting of guarantees in amounts exceeding three percent (3%) of the net revenue stated in the Company's consolidated financial statements for the last fiscal year, when these transactions fall outside the common course of business for a company operating in the Company's sector, subject to the provisions of Article 32;
III.	to resolve on the issuance of shares or any other securities by the Company, including the determination of the respective issue price and the quantity of shares or other securities, when such resolution falls within the authority of the Board of Directors pursuant to the applicable law;
IV.	to authorize the Company to provide guarantees for third party liabilities in amounts exceeding three percent (3%) of the net revenue stated in the Company's consolidated financial statements for the last fiscal year, except for guarantees of the type incurred by companies in the sector in which the Company operates, in the ordinary course of its business;
V.	convene the Company's General Shareholders’ Meeting;
VI.	to grant stock options and restricted shares to the directors, officers and employees of the Company or its subsidiaries, with no pre-emptive rights for shareholders, in accordance with plans approved at the General Shareholders’ Meeting;
VII.	authorize the issuance of shares of the Company, within the limits authorized in Article 6 of these Bylaws, determining the conditions of issuance, including price and payment terms, and may also exclude (or reduce the term for) the exercise of pre-emptive rights in the issuance of shares, subscription warrants and convertible debentures, provided the placement of which is made by sale on the stock exchange or by public offering, or in a public offering for the acquisition of control, in accordance with the applicable law;
VIII.	to select and replace the Independent Auditors, and the external auditing firm will provide information for the Board of Directors, upon the request of the Board of Directors and within the limits of its responsibilities, and the Board of Directors may request clarification whenever it deems it necessary;
IX.	to establish the overall direction of the Company's business, including the determination of business objectives and strategies to be achieved by the Company, ensuring their proper implementation;
X.	to appoint and remove the Company's officers, determine their functions, and designate the Investor Relations Officer;
XI.	to oversee the management of the Directors, examine the Company's books and records at any time, and request information on contracts executed or to be executed as well as any other actions;
XII.	to provide its opinion on the management report and the accounts of the Executive Board, and to decide on their submission to the General Shareholders’ Meeting;
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XIII.	to evaluate the quarterly operating results of the Company;
XIV.	to provide its prior opinion on any proposal to be submitted to the General Shareholders’ Meeting;
XV.	approve the negotiation, assignment, transfer or disposal of any intangible assets;
XVI.	to approve the creation of encumbrances of any nature, whether real or personal, on the Company's fixed assets, in amounts exceeding three percent (3%) of the net revenue stated in the Company's consolidated financial statements for the last fiscal year, except in cases of judicial lien, attachment or sequestration;
XVII.	to approve the Related Party Transactions Policy as well as carrying out any transactions involving Related Parties which, pursuant to the Company's Related Party Transactions Policy, require its approval;
XVIII.	to approve the incurrence of financial liabilities not included in the annual plan or budget of the Company or its Subsidiaries and whose amounts exceed three percent (3%) of the net revenue stated in the Company's consolidated financial statements for the last fiscal year, subject to the provisions of Article 32;
XIX.	to decide on the issuance of non-convertible debentures, as well as on the issuance of commercial papers and subscription warrants;
XX.	to define a shortlist of three firms specialized in the economic valuation of companies for the preparation of a valuation report on the Company's shares, in the event of a public tender offer for the cancellation of the Company’s registration as a publicly-held company or its delisting from Level 2;
XXI.	to authorize the Company's Executive Board to file for bankruptcy, judicial or extrajudicial reorganization of the Company following approval by the General Shareholders’ Meeting;
XXII.	to resolve on any financial restructuring directly or indirectly involving the Company or its Subsidiaries;
XXIII.	to approve the Company's Code of Ethics and Conduct;
XXIV.	to resolve on any matter submitted to it by the Executive Board;
XXV.	to resolve on the distribution of dividends above the minimum mandatory dividend and decide on the distribution of interim or intermediate dividends, under the terms of Article 35, paragraph 3, of these Bylaws, even if they exceed the amount established for the Company's minimum mandatory dividend dividend;
XXVI.	to decide on the distribution of interest on equity, pursuant to Article 36 of these Bylaws, even if it exceeds the amount established for the Company's minimum mandatory dividend these Bylaws, even if it exceeds the amount contemplated in the Company's annual business plans or budget;
XXVII.	to resolve on the signing of binding agreements (including, but not limited to, memorandum of understanding, letter of intent and term of agreement) for the Business Combination or any other similar transaction by the Company;
XXVIII.	to issue a favorable or unfavorable opinion on any public tender offer for the acquisition of shares issued by the Company, by means of a prior reasoned opinion statement, published within fifteen (15) days of the publication of the public tender offer for the acquisition of shares, addressing, at a minimum: (i) the price offered in the tender offer; (ii) the suitability and timing of the tender offer in relation to the interests of the shareholders as a whole, including in relation to the liquidity of the securities held by them; (iii) the impact of the tender offer on the interests of the Company; (iv) the strategic plans disclosed by the bidder in relation to the Company; (v) a summary of any material changes in the Company's financial position since the date of the last financial statements or quarterly reports disclosed to the market; (vi) other material factors to the shareholder's decision; (vii) any other points that the Board of Directors deems pertinent, as well as the information required by the applicable CVM regulations;
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XXIX.	supervise and ensure the Company's compliance with the terms and conditions of the instruments entered into by the Company and its affiliates in relation to the transactions necessary for the restructuring of the Company's debts, as established and outlined in the terms of the Transaction Support Agreement entered into, on October 27, 2024, with the holders of secured notes maturing in 2028, 2029 and 2030, and of the Company’s first series of convertible (Supporting Creditors), including, but not limited to, the instruments, indentures and collateral agreements directly or indirectly related to: (i) the Floating Rate Superpriority PIK Toggle Notes due 2030; (ii) the Senior Secured First Out Notes due 2028 bearing interest of 11.930% (11. 930% Senior Secured First Out Notes due 2028); (iii) the first series of convertible debentures of Azul S.A. (AZUL11) (“Convertible Debentures”); (iv) the senior secured second out notes bearing interest of 11.500% due 2029 (“11.500% Senior Secured Second Out Notes due 2029”); (v) the senior secured second out notes bearing interest of 10.875% (10.875% Senior Secured Second Out Notes due 2030); and (vi) the transactions to be consummated in connection with the foregoing, including the issuance of the exchangeable notes and equitizations; and
XXX.	to resolve on the repurchase and/or trading by the Company of shares issued by the Company or derivatives linked to them, except for the provisions of Article 11, Item "l" of these Bylaws.

Section II

Executive Board

Article 20 - The Executive Board shall consist of a minimum of two (2) and a maximum of seven (7) members, whether shareholders or not, all must be resident in in Brazil, appointed by the Board of Directors, of which one (1) must be the Chief Executive Officer, one (1) the Chief Financial Officer, one (1) the Investor Relations Officer and up to four (4) Officers, with or without specific designations, with the accumulation of roles being permitted.

Paragraph 1 - The Executive Officers shall be elected by a majority vote of the members of the Board of Directors for a term of two (2) years, with re-election being permitted. The members of the Executive Board shall take office by signing the respective instrument in the appropriate register, in compliance with the provisions of Article 15, Paragraph 4 of these Bylaws. The Executive Board shall be composed of professionals with proven experience and capability to act in their respective areas of responsibility, and such professionals must meet the requirements established by law and in these Bylaws for the performance of their duties.

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Paragraph 2 - Officers may be removed at any time by the Board of Directors. If an Officer is removed from office, the Board of Directors must elect a replacement for the remainder of the term of office within ten (10) days of the vacancy. Similarly, if any member of the Executive Board is unable to serve or is temporarily absent for more than sixty (60) days, the Board of Directors must convene immediately and elect a replacement to serve for the remainder of the vacant term of office. It shall be the responsibility of the Chief Executive Officer to perform the duties of the respective member of the Executive Board until their return or the election of the replacement, as applicable.

Paragraph 3 - The Office of Investor Relations may be performed by an Investor Relations Officer, or through the accumulation of duties, by any other member of the Executive Board.

Paragraph 4 - The Board of Directors shall appoint one of the Company's officers as the Investor Relations Officer, who shall be responsible for disclosing material events or developments in the Company's business, as well as for managing the Company's relationships with all market participants, regulatory authorities, and supervisory entities.

Paragraph 5 - The Chief Executive Officer shall be responsible for coordinating the activities of the Executive Board and oversee all of the Company's activities.

Paragraph 6 - It is the responsibility of the Chief Financial Officer for analyzing, monitoring and evaluating the Company's financial performance, as directed by the General Shareholders’ Meeting and the Board of Directors and for implementing the Business Plan; providing information on the Company's performance on a regular basis to the General Shareholders’ Meeting and the Board of Directors; coordinating the preparation of the financial statements and the annual management report of the Company, as well as ensure their presentation to the external auditors, the Board of Directors and the Fiscal Council, if established.

Paragraph 7 - The Investor Relations Officer is responsible for, in addition to other responsibilities that may be assigned: (i) represent the Company, privately, before the CVM, shareholders, investors, stock exchanges, the Central Bank of Brazil and other bodies related to the activities carried out in the capital markets; (ii) plan, coordinate and oversee the relationship and communication between the Company and its investors, the CVM and the entities where the Company's securities are traded; (iii) propose guidelines and policies for relations with the Company's investors; (iv) comply with the requirements by the applicable capital market legislation and disclose to the market material information about the Company and its business, as required by law; (v) to maintain the corporate books and ensure the regularity of the entries made therein; (vi) to oversee the services performed by the financial institution responsible for managing the shareholding structure, including, but not limited to, the payment of dividends and bonuses, as well as the purchase, sale and transfer of shares; (vii) to ensure compliance with and implementation of corporate governance regulations, as well as the provisions of applicable laws and these Bylaws relating to the securities market; and (viii) to perform, either jointly or individually, the ordinary management acts of the Company.

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Paragraph 8 - Without prejudice to the responsibilities that the Board of Directors may designate to the other Officers, the Chief Executive Officer may determine additional responsibilities for them.

Article 21 - The Executive Board shall meet when convened by its Chief Executive Officer or by any member of the Executive Board, whenever the company's interests so require, with at least five (5) days notice in advance, by means of a letter with acknowledgement of receipt, fax or electronic message. The presence of all the Officers shall allow the Executive Board to hold regular meetings without the need for prior notice to convene. Meetings shall be convened with the presence of the majority of its members, and the respective decisions shall be made by a majority vote of the members present, except that in the event of a tie, the Chief Executive Officer shall have the casting vote to approve or reject the matter under discussion.

Paragraph 1 - Meetings of the Executive Board shall be chaired by the Chief Executive Officer.

Paragraph 2 – Meetings of the Executive Board may be held by videoconference or conference call. In this case, the Officer attending the meeting remotely must unequivocally express their vote verbally, with the option of submitting their vote in a letter or e-mail. Minutes of the meetings of the Executive Board shall be recorded in the appropriate register and signed by all the Officers present.

Article 22 - It is the responsibility of the Executive Board to represent the Company, to manage corporate business in general and to perform all acts necessary or appropriate to this end, except for those for which the General Shareholders’ Meeting or the Board of Directors is authorized to do so by law or these Bylaws. In the performance of their duties, the Officers may carry out all transactions and perform all acts necessary to fulfil the responsibilities of their positions, in compliance with the provisions of these Bylaws regarding representation, the authority to perform specific acts, and the overall direction of the business established by the Board of Directors, including resolving and approving the application of resources, transacting, waiving, assigning rights, confessing debts, making agreements, entering into commitments, contracting liabilities, executing contracts, acquiring, disposing of and encumbering movable and immovable property, providing security, guarantees and sureties, issuing, endorsing, pledging, discounting, drawing and guaranteeing securities in general, opening, operating and closing accounts with financial institutions, which may also be carried out by a duly constituted attorney-in-fact, subject to the applicable legal restrictions and the provisions of these Bylaws.

Article 23 - The Executive Board shall also be responsible:

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a) to comply with and enforce these Bylaws, and the resolutions of the Board of Directors and the General Shareholders’ Meeting;

b) to represent the Company, actively and passively, in accordance with the duties and powers set forth in these Bylaws and by the General Shareholders’ Meeting;

c) to decide on the opening, closing and changing of addresses of subsidiaries, branches, agencies, offices or representations of the Company in any part of the country or internationally;

d) to submit, on an annual basis, to the Board of Directors, the management report and the accounts of the Executive Board, accompanied by the Independent Auditors' report, as well as the proposal for allocation of profits for the previous fiscal year;

e) to prepare and propose to the Board of Directors the Company's business, operational and investment plans, as well as the annual budget;

f) to prepare the Company's organizational plan and issue the corresponding regulations;

g) to propose changes to the Company's Code of Ethics and Conduct to the Board of Directors, as necessary and with the support of the ESG Committee;

h) to decide on any matter that does not fall within the exclusive authority of the General Shareholders’ Meeting or the Board of Directors, as well as to resolve on disagreements among its members; and

i) to present to the Board of Directors, on a quarterly basis, the detailed financial and equity balance sheet of the Company and its subsidiaries.

Article 24 - The representation of the Company, in any act that creates obligations for the Company or releases third parties from their obligations towards the Company, including the representation of the Company in legal proceedings, whether as plaintiff or defendant, shall be entrusted to: (i) the Chief Executive Officer alone; (ii) any two (2) Officers jointly, or (iii) one (1) attorney-in-fact with special powers, alone, provided that such attorney-in-fact has been appointed by the Chief Executive Officer, pursuant to Article 25 of these Bylaws.

Sole Paragraph - The Company may be represented by a single Officer or attorney-in-fact: (i) at General Shareholders’ Meetings or meetings of shareholders of companies in which it has an interest; (ii) in acts or transactions of the Company conducted internationally; (iii) before any government bodies, professional councils or associations or labor unions; and (iv) in any ordinary acts that do not create obligations for the Company.

Article 25 - Powers of attorney shall always be granted on behalf of the Company solely by the Chief Executive Officer, and shall specify the powers conferred and, with the exception of those with an ad judicia clause, shall have a validity period limited to a maximum of one (1) year, subject to the limitations set by the Board of Directors, these Bylaws or applicable laws.

Sole Paragraph - In the absence of a period of validity in the powers of attorney granted by the Company, it shall be presumed that they were granted for a period of one (1) year.

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Article 26 - The acts of any Officer, attorney-in-fact or employee that bind the Company to liabilities, business transactions, or operations outside its corporate purpose are expressly prohibited and shall be considered null and void in relation to the Company.

Section III

Statutory Audit Committee

Article 27 - The Statutory Audit Committee, an advisory body reporting directly to the Board of Directors, shall consist of at least three (3) members, the majority of whom shall be independent, in accordance with applicable law. The independent members of the Statutory Audit Committee shall include: (i) at least two (2) Independent Directors, one of whom shall be designated as the Chairman of the committee; and (ii) at least one (1) independent member with recognized experience in corporate accounting matters. The Board of Directors shall approve the regulations applicable to the Statutory Audit Committee, which shall establish the rules for convening, quorum, voting procedures, frequency of meetings, term of office, and qualification requirements for its members, among other matters.

Article 28 - The Statutory Audit Committee is responsible for, among other matters:

a) providing an opinion on the appointment and removal of the independent auditor for the conduct of the independent external audit or for any other service;

b) supervising the activities of the independent auditors in order to evaluate: (i) their independence; (ii) the quality of the services provided; and (iii) the adequacy of the services provided to meet the Company's needs;

c) supervising the Company's internal control and internal audit functions;

d) supervising the activities of the department responsible for preparing the Company's financial statements;

e) monitoring the quality and integrity of the Company's internal control mechanisms;

f) monitoring the quality and integrity of the Company's quarterly reports, interim statements and financial statements;

g) monitoring the quality and integrity of the reports and metrics disclosed based on adjusted accounting data and non-accounting data that include elements not provided for in the structure of the Company's usual financial statement reports;

h) evaluating and monitoring the Company's risk exposures, including requesting detailed information on policies and procedures related to: (i) management remuneration; (ii) the use of Company assets; and (iii) expenses incurred on behalf of the Company;

i) evaluating and monitoring, in collaboration with the management and internal audit functions, the adequacy of transactions with Related Parties conducted by the Company and their respective disclosures; and

j) preparing an annual summary report, to be presented alongside the financial statements, describing: (i) its activities, the results and conclusions reached, and any recommendations made; and (ii) any situations involving significant disagreement between the Company's Directors and Officers, the independent auditors and the Statutory Audit Committee in relation to the Company's financial statements.

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Section IV

Remuneration Committee

Article 29 - The Remuneration Committee, an advisory body reporting directly to the Board of Directors, shall consist of three (3) members, appointed by the Board of Directors, and shall have its regulations approved by a meeting of the Board of Directors, which shall establish the rules for convening, quorum, voting procedures, frequency of meetings, term of office, and qualification requirements for its members, among other matters.

Paragraph 1 - At least two (2) of the members of the Remuneration Committee must be Independent Directors.

Paragraph 2 - The Remuneration Committee shall be chaired by one of its independent members, who shall have the authority to call special meetings and to set the agenda for the discussions to be held.

Article 30 - The Remuneration Committee is responsible for organizing, managing and interpreting share-based incentive plans and resolving situations not provided for in said plans, or conflicts related to them.

Section V

ESG Committee

Article 31 - The Environmental, Social & Governance Committee, or simply the "ESG Committee", an advisory body reporting directly to the Board of Directors, shall consist of four (4) members appointed by the Board of Directors, which shall establish the rules for convening, quorum, voting procedures, frequency of meetings, term of office, and qualification requirements for its members, among other matters.

Paragraph 1 - At least two (2) of the members of the ESG Committee must be Independent Directors.

Paragraph 2 - The ESG Committee shall be chaired by one of its independent members, who shall have the authority to call special meetings and to set the agenda for the discussions to be held.

Article 32 - The ESG Committee is responsible for:

I -       Drafting and continuously assessing the ESG plan and strategy established by the Company ("ESG Plan"), verifying the implementation of the action plans, as well as other proposals and initiatives related to the issue in question, drafting an organizational model aligned with the internal procedures and identifying the organizational structures necessary for the implementation of the ESG Plan;

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II -    Analyzing and supporting the Executive Board in revising, updating and amending the Company's Code of Ethics and Conduct;

III -  Monitoring the environmental, social, economic and corporate governance commitments made by the Company, by overseeing the actions of the ESG working groups, as well as recommending to the Board of Directors the approval of corporate policies and procedures related to ESG matters, as well as promoting the adoption of actions to disclose them and monitor their compliance;

IV -  Reviewing the panel of targets and indicators of the Company's ESG Plan, as well as identifying and proposing improvements to the Company's management structure, mechanisms and practices, in order to ensure compliance with applicable laws and best market practices;

V -     Encouraging the monitoring of trends related to business sustainability and proposing the adoption by the Company of global, national, regional or local policies related to corporate sustainability;

VI -  Identifying and addressing situations involving ESG matters and approaches that may have the potential to impact the Company's image, reputation and assets, due to aspects that may have a material impact on the Company's business, relationships and image, thereby mitigating any potential risks;

VII -         Analyzing the management reports from the Company's Whistleblowing Channel, as well as monitoring the progress of investigations required by the Ethics and Conduct Committee, and reviewing and proposing updates to the Company's Code of Ethics and Conduct, as necessary;

VIII -      Recommending the adoption, adherence, participation, maintenance or continuation of the Company in national or international "Protocols", "Principles", "Agreements", "Pacts", "Initiatives" and "Treaties", directly or indirectly related to ESG;

IX -  To recommend to the Board of Directors, where appropriate, the implementation of development or improvement programs for Directors and Officers, executives or employees, in order to promote training and disseminate ESG knowledge, as well as to strengthen the ESG culture within the Company;

X -     Participating in the preparation and updating of reports that demonstrate the company's ESG performance to stakeholders;

XI -           Providing support and assistance in maintaining the Company's Related Party Transactions Policy, as applicable, in accordance with the terms of the Related Party Transactions Policy; and

XII -         Provide an opinion on (I) the sale or transfer of assets from the Company's fixed assets in amounts exceeding three percent (3%) of the net revenue stated in the Company's consolidated financial statements for the last fiscal year, when such transactions are outside the ordinary course of business for a company operating in the Company's sector; (II) the execution of any transactions involving Related Parties which, under the terms of the Company's Related Party Transactions Policy, require its approval; and (III) the incurrence of financial liabilities not included in the annual plan or budget of the Company or its subsidiaries and with a value greater than the equivalent in Reais of US$ 200.000,000.00 (two hundred million US dollars) converted at the PTAX selling rate published by the Central Bank of Brazil on its website on the date of the transaction.

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CHAPTER VI

FISCAL COUNCIL

Article 33 - The Company shall have a non-permanent Fiscal Council consisting of three (3) members and their respective alternates, who may be shareholders or not, elected by the General Shareholders’ Meeting that decides on establishment, which shall also set the remuneration of its members, subject to the legal limit. The Fiscal Council may be established in fiscal years in which shareholders request it, in accordance with the provisions of the applicable Brazilian Corporation Law.

Paragraph 1 - When established, the Fiscal Council shall have the powers conferred upon it by law.

Paragraph 2 – The members of the Fiscal Council shall take office by signing the respective instrument in the appropriate register.

Paragraph 3 - The appointment of the members of the Fiscal Council shall be subject to the prior formalities of the Term of Consent of the Members of the Fiscal Council, in accordance with the Level 2 Regulations, as well as compliance with the applicable legal requirements.

Paragraph 4 - The members of the Fiscal Council shall be replaced, in their absence or inability to act, by their respective alternates. In the event of a vacancy in the position of member of the Fiscal Council, the respective alternate shall take their position. If there is no alternate, the General Shareholders’ Meeting shall be convened to appoint a member for the vacant position.

Paragraph 5 - In addition to the disqualifications provided for by law, an individual who maintains a relationship with a company that may be considered a competitors of the Company may not be appointed to the position of member of the Company’s Fiscal Council, and is prohibited, among others, from being elected if: (a) they are an employee, shareholder or member of the management, technical or fiscal body of a competitor or of the Controlling Shareholder or Subsidiary of a competitor; (b) they are the spouse or relative up to the second degree of a member of the management, technical or fiscal body of a competitor or of the Controlling Shareholder or Subsidiary of a competitor.

Paragraph 6 - The remuneration of the members of the Fiscal Council shall be determined by the General Shareholders’ Meeting that appoints them, subject to the provisions of Paragraph 3 of Article 162 of the Brazilian Corporation Law.

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Article 34 - When established, the Fiscal Council shall convene, in accordance with the applicable law, whenever necessary and shall review the financial statements at least quarterly.

Paragraph 1 - Irrespective of any formalities, a meeting which is attended by all the members of the Fiscal Council shall be deemed to have been duly convened.

Paragraph 2 - The Fiscal Council shall approve resolutions by an absolute majority of votes, with a majority of its members present.

Paragraph 3 - All resolutions of the Fiscal Council shall be recorded in minutes in the respective register of Minutes and Opinions of the Fiscal Council and signed by the members of the Fiscal Counsel present.

CHAPTER VII

FISCAL YEAR, BALANCE SHEET, PROFITS AND DIVIDENDS

Article 35 - The fiscal year shall coincide with the calendar year, beginning on January 1 and ending on December 31 of each year.

Paragraph 1 - At the end of each fiscal year, the Executive Board shall prepare a general balance sheet, as well as the other financial statements required, in accordance with the applicable legal provisions and Level 2 Regulations.

Paragraph 2 - Alongside the financial statements for the year ended, the Board of Directors shall submit to the Annual Shareholders’ Meeting for approval the proposal for the allocation of net profit, in accordance with the provisions of these Bylaws.

Paragraph 3 - The Board of Directors may request that the Executive Board prepare interim balance sheets at any time, and may approve the distribution of interim dividends based on stated profits, subject to the applicable legal provisions. At any time, the Board of Directors may also decide on the distribution of interim dividends from retained earnings or profit reserves, subject to the applicable legal provisions. When distributed, these dividends may be counted toward the minimum mandatory dividend.

Article 36 - The Company may pay its shareholders, with the approval of the Board of Directors, interest on equity, in accordance with the terms of Article 9, Paragraph 7, of Law No. 9.249/95 and other applicable laws and regulations, which may be deducted from the minimum mandatory dividend. Any payment pursuant to this Article 36 shall be included, for all purposes, in the amount of dividends distributed by the Company.

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Article 37 - Any accumulated losses and reserves for income tax and social contribution on net profit must be deducted from the results of the fiscal year, before any distribution is paid.

Paragraph 1 - The net profits calculated in accordance with the caput of this Article 37 shall be allocated as follows:

I – Five percent (5%) for the formation of the legal reserve, which shall not exceed twenty (20%) percent of the subscribed share capital. In the year in which the balance of the legal reserve, together with the amount of the capital reserves referred to in paragraph 1 of Article 182 of the Brazilian Corporation Law, exceeds thirty (30%) percent of the share capital, it shall not be mandatory to allocate a portion of the net profit for the year to the legal reserve;

II - allocation for the formation of contingency reserves and the reversal of those same reserves constituted in previous years;

III - zero point one percent (0.1%) of the net profit balance, after the deductions referred to in the preceding provisions and the adjustment provided for in Article 202 of the Brazilian Corporation Law, shall be distributed to shareholders as the mandatory dividend; and

IV - the remaining balance, after any retention of profits, based on the capital budget approved at the General Shareholders' Meeting, in accordance with Article 196 of the Brazilian Corporation Law and Article 39 of these Bylaws, shall be distributed as a dividend.

Paragraph 2 - The minimum mandatory dividend shall not be paid to shareholders in relation to the fiscal year in which the Company's Directors inform the General Shareholders' Meeting that such payment is incompatible with the Company's financial situation, provided that the provisions of Article 202, Paragraphs 4 and 5 of the Brazilian Corporation Law are complied with.

Paragraph 3 - Dividends, unless otherwise resolved, shall be paid within a maximum period of sixty (60) days from the date of the resolution for their distribution and, in any event, within the fiscal year.

Article 38 - Dividends and interest on equity not claimed within three (3) years from the date they are made available to shareholders shall revert to the Company.

Article 39 - The Company's Executive Board shall annually prepare, before the beginning of each fiscal year, a written business plan for the Company, which shall include as annexes operating budgets by line item (line item operating) and capital expenditure budgets (capex) for the following fiscal year, as well as guidelines for the Executive Board's remuneration. The business plan shall be submitted to the Board of Directors for consideration and approval during the last quarter of each financial year.

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CHAPTER VIII

SALE OF CONTROLLING INTEREST, DEREGISTRATION

PUBLICLY-HELD COMPANY AND DELISTING FROM LEVEL 2

Article 40 - The Sale of Control of the Company, either through a single transaction or through successive transactions, must be contracted under the condition, whether suspensive or resolute, that the Acquirer undertakes to carry out a public tender offer for the shares and other securities convertible into shares held by the other shareholders of the Company, in accordance with the conditions and deadlines provided for in the applicable legislation and in the Level 2 Regulations, in order to ensure that shareholders holding preferred shares have the same conditions and a price per preferred share equivalent to seventy-five (75) times the price per common share paid to the Selling Controlling Shareholder and that the other shareholders holding common shares have the same conditions and the same price per share paid per common share to the Selling Controlling Shareholder.

Sole Paragraph - The public tender offer referred to in this Article 40 shall also be required:

(i) in the event of an onerous assignment of subscription rights to shares and other securities or rights relating to securities convertible into shares, which may result in the Disposal of Control of the Company; or

(ii) in the event of the Sale of Control of a company that holds the Power of Control of the Company, in which case the Selling Controlling Shareholder will be required to declare to B3 the value attributed to the Company in such sale and provide documentation substantiating such value.

Article 41 - Any person that acquires the Power of Control, by virtue of a private share purchase agreement entered into with the Controlling Shareholder, involving any number of shares, shall be required to: (i) carry out the public tender offer referred to in Article 40 above; and (ii) pay, under the terms indicated below, an amount equivalent to the difference between the price of the public tender and the amount paid per share acquired on the stock exchange in the six (6) months prior to the date of the acquisition of the Power of Control, duly adjusted up to the date of payment. The aforementioned amount shall be distributed among all persons who sold shares in the Company during trading sessions in which the Acquirer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 shall be responsible for implementing the distribution, in accordance with its regulations.

Article 42 - The Company shall not record: (a) any transfers of ownership of its shares to the Acquirer or to those who will come to hold the Power of Control while such shareholder(s) have not signed the Statement of Consent of the Controlling Shareholders as required under the Level 2 Regulations; and (b) at its registered office a Shareholders' Agreement providing for the exercise of the Power of Control while its signatories have not signed the Statement of Consent of the Controlling Shareholders referred to in Item "a" above.

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Article 43 - Any person that acquires a stake of thirty percent (30%) of the common shares issued by the Company ("Relevant Shareholding") shall be required to make a public offer for the acquisition of shares and securities convertible into shares issued by the Company.

Paragraph 1 - The price to be offered to holders of common shares shall be the highest price paid by the acquiring shareholder for the acquisition of common shares issued by the Company in the twelve (12) months preceding the attainment of the Relevant Shareholding, adjusted for corporate events, such as the distribution of dividends or interest on equity, reverse splits, share splits, bonus shares, except those related to corporate reorganization operations.

Paragraph 2 - The price to be offered to holders of preferred shares and securities convertible into preferred shares, after conversion, shall be seventy-five (75) times the amount offered to holders of common shares.

Article 44 - In the public tender offer for the acquisition of shares to be made by the Controlling Shareholder or by the Company for purpose of canceling of the registration as a publicly-held company, the minimum price to be offered shall correspond to the Fair Market Value calculated in the valuation report referred to in Article 46 of these Bylaws, in compliance with the applicable legal and regulatory requirements.

Article 45 - The Company's withdrawal from Level 2 Regulations must be: (i) approved by the Board of Directors; and (ii) communicated to B3 in writing at least thirty (30) days in advance.

Sole Paragraph If the Company decides to withdraw from Level 2 Regulations so that the securities issued by it may be admitted to trading outside Level 2, or due to a corporate reorganization operation, in which the company resulting from this reorganization does not have its securities admitted to trading at Level 2 within one hundred and twenty (120) days from the date of the General Shareholders' Meeting that approved such reorganization, the Controlling Shareholder shall make a public tender offer for the acquisition of the shares held by the other shareholders of the Company, at no less than the respective Fair Market Value to be determined in a valuation report prepared pursuant to Article 46 of these Bylaws, in compliance with the applicable legal and regulatory requirements.

Article 46 - The valuation report referred to in Articles 44 and 45, Sole Paragraph, of these Bylaws shall be prepared by a specialized organization or firm with proven experience and independence from the decision-making authorities of the Company, its Directors and Officers, and Controlling Shareholders, and the report shall also comply with the requirements of Article 8, Paragraph 1 of the Brazilian Corporation Law and include the liability provisions specified in Article 8, Paragraph 6 of the Brazilian Corporation Law. The selection of the organization or specialized firm responsible for determining the Company's Fair Market Value shall be made exclusively by the General Shareholders' Meeting, based on the presentation by the Board of Directors of a shortlist of three, and the respective resolution, shall be approved, excluding blank votes, with each share, regardless of type or class, having the right to one vote, and must be approved by a majority of the votes of the shareholders representing the Outstanding Shares present at the General Shareholders' Meeting that decides on the matter, which, if convened on the first call, must be attended by at least twenty percent (20%) of the total Outstanding Shares, in accordance with the quorum requirements in Article 125 of the Brazilian Corporation Law, or if convened on the second call, may be attended by any number of shareholders representing the Outstanding Shares. The costs of preparing the valuation report must be borne entirely by the offeror.

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Article 47 - The Controlling Shareholder shall be exempt from making the public tender offer referred to in the Sole Paragraph of Article 40 of these Bylaws if the Company delists from Level 2 due to the execution of the Company's participation agreement in the special segment of B3 called Novo Mercado ("Novo Mercado") or if the company resulting from the corporate reorganization obtains authorization to trade securities on the Novo Mercado within one hundred and twenty (120) days from the date of the Shareholders' Meeting that approved such reorganization.

Article 48 - In the event that there is no Controlling Shareholder, and a resolution is passed to delist the Company from Corporate Governance Level 2 so that the securities issued by it may be admitted to trading outside Level 2, or as a result of a corporate reorganization, in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 or on the Novo Mercado within one hundred and twenty (120) days from the date of the General Shareholders' Meeting that approved such reorganization, such delisting shall be subject to the holding of a public tender offer for the acquisition of shares under the same conditions set forth in the Sole Paragraph of Article 45 above.

Paragraph 1 - The Shareholders' Meeting must determine the person(s) responsible for conducting the public tender offer for the acquisition of shares, who, if present at the meeting, must expressly assume the obligation to conduct the offer.

Paragraph 2 - In the absence of a designated person responsible for conducting the public tender offer for the acquisition of shares, in the event of a corporate reorganization operation in which the resulting company does not have its securities admitted to trading on Level 2, the shareholders who voted in favor of the corporate reorganization shall be responsible for conducting such offer.

Article 49 - The Company's delisting from Level 2 due to non-compliance with the obligations set forth in the Level 2 Regulations shall be subject to a public tender offer for the acquisition of shares, at no less than the Fair Market Value of the shares, to be determined in the valuation report referred to in Article 44 of these Bylaws, in compliance with the applicable legal and regulatory requirements.

Paragraph 1 - The Controlling Shareholder shall conduct the public tender offer for the acquisition of shares provided for in the caput of this Article 49.

Paragraph 2 - In the event that there is no Controlling Shareholder and the delisting from Level 2 referred to in caput is the result of a General Shareholders' Meeting resolution, the shareholders who voted in favor of the resolution that led to the respective non-compliance must conduct the public tender offer for the acquisition of shares provided for in the caput.

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Paragraph 3 - In the event that there is no Controlling Shareholder and the delisting from Level 2 referred to in the caput occurs due to an act or omission by the Directors or Officers, the Company's Directors shall convene a General Shareholders' Meeting whose agenda shall be a resolution on how to remedy the non-compliance with the obligations set forth in the Level 2 Regulations or, if applicable, to resolve on the Company's delisting from Level 2.

Paragraph 4 - In the event that the General Shareholders' Meeting mentioned in Paragraph 3 above resolves to delist the Company from Level 2, at the General Shareholders' Meeting it shall be determined the person(s) responsible for conducting the public tender offer for the acquisition of shares provided for in the caput, and such person(s), if present at the meeting, shall expressly assume the obligation to conduct the offer.

Article 50 - A single public tender offer for the acquisition of shares may be made for more than one of the purposes set forth in this Chapter VIII, the Level 2 Regulations, or in the regulations issued by the CVM, provided that it is possible to harmonize the procedures of all types of public tender offers for the acquisition of shares, and there is no prejudice to the recipients of the offer, and the authorization of the CVM is obtained when required by applicable law.

Article 51 - The shareholders responsible for conducting the public tender offer provided for in this Chapter VIII, in the Level 2 Regulations or in the regulations issued by the CVM may ensure that the offer is carried out through any shareholder or third party. The shareholder shall not be released from the obligation to conduct the tender offer until it is concluded, in compliance with the applicable rules.

Sole Paragraph - Notwithstanding the provisions of Chapter VIII of these Bylaws, the provisions of the Level 2 Regulations shall prevail over the provisions of the Bylaws in the event of prejudice to the rights of the recipients of the offers mentioned in these Articles.

CHAPTER IX

ARBITRATION

Article 52 - The Company, its shareholders, Directors and Officer, and the members of the Fiscal Council, undertake to resolve, by means of arbitration, before the Market Arbitration Chamber, any and all disputes or controversies that may arise among them, related to, or arising from, in particular, the application, validity, effectiveness, interpretation, breach, and the effects thereof, of the provisions contained in the Brazilian Corporation Law, these Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of the capital markets in general, in addition to those contained in the Level 2 Regulations, the Arbitration Regulations, the Sanctions Regulations and the Level 2 Participation Agreement.

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Sole Paragraph - Without prejudice to the validity of this arbitration clause, any request for urgent measures by the parties, before the Arbitral Tribunal is constituted, shall be referred to the Judiciary, in accordance with Item 5.1.3 of the Arbitration Regulations of the Market Arbitration Chamber.

CHAPTER X

LIQUIDATION AND DISSOLUTION

Article 53 - The Company shall be liquidated in the cases provided for by law or by resolution of the General Shareholders' Meeting.

Sole Paragraph - The General Shareholders’ Meeting shall appoint the liquidator, and the Fiscal Council shall function during the liquidation period.

CHAPTER XI

DEFINITIONS

Article 54 - For the purposes of these Bylaws, terms with initial capital letters shall have the following meanings, without prejudice to other terms defined herein:

(a)	"Acquirer" means the person to whom the Selling Controlling Shareholder transfers the Controlling Shares in a Disposal of Control of the Company.
(b)	"Control" (as well as its related terms, "Power of Control", "Controller", "under common Control" or "Subsidiary") means the power effectively used to direct corporate activities and guide the operation of the Company's bodies, directly or indirectly, in fact or in law, regardless of the shareholding held. There is a relative presumption of ownership of Control in relation to the person or Group of Shareholders who hold shares that have secured them an absolute majority of the votes of the shareholders present at the last three (3) General Shareholders’ Meetings of the Company, even if they do not hold the shares that secure them an absolute majority of the voting capital;
(c)	"Controlling Shareholder" means the shareholder(s) or Group of Shareholders exercising the Power of Control of the Company;
(d)	"Controlling Shares" means the block of shares that ensures, directly or indirectly, to its holder(s) the individual and/or shared exercise of the Company's Power of Control;
(e)	"Derivatives" means securities traded in futures markets or other assets backed by securities issued by the Company;
(f)	"Disposal of Control of the Company" means the transfer to a third party, for consideration, of the Controlling Shares;
(g)	"Dividend Participation" means the percentage participation in dividends held by any shareholder or represented by a certain number of shares, which will not take into account the existence of profits or their distribution in a given fiscal year, and shall be determined by applying the following formula:
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PnD = 100x [XON + 75x(XPN)]

(TON + 75xTPN)

Where:

PnD = percentage share of dividends of a given shareholder;

XON = number of common shares issued by the Company held by the shareholder or involved in the transaction in question on the calculation date;

XPN = number of preferred shares issued by the Company held by the shareholder or involved in the transaction in question on the calculation date;

TON = total number of common shares issued by the Company on the calculation date;

TPN = total number of preferred shares issued by the Company on the calculation date.

(h)	"Fair Market Value" means the value of the Company and its shares that may be determined by a specialized firm, using a recognized methodology or based on other criteria that may be defined by the CVM.
(i)	"Group of Shareholders" means the group of persons: (i) bound by contracts or voting agreements of any nature, either directly or through Subsidiaries, Controllers or companies under common Control; or (ii) between which there is a Control relationship, either directly or indirectly; or (iii) who are under common Control;
(j)	"Independent Director" shall have the meaning ascribed to it in the Level 2 Regulations.
(k)	"Other Rights of a Corporate Nature" means: (i) beneficial interest or trust over shares issued by the Company; (ii) purchase, subscription or exchange options, in any capacity, that may result in the acquisition of shares issued by the Company; or (iii) any other right that ensures, on a permanent or temporary basis, political or economic rights of a shareholder over shares issued by the Company;
(l)	"Outstanding Shares" means all shares issued by the Company, regardless of type or class, with the exception of shares held by the Controlling Shareholder, by persons related to the Controlling Shareholder, by the Company's Directors and Officers, and those held in treasury;
(m)	"Selling Controlling Shareholder" means the Controlling Shareholder when it promotes the Disposal of Control of the Company;

CHAPTER XII

RULES ON THE AUTOMATIC CONVERSION OF PREFERRED SHARES INTO COMMON SHARES AND GENERAL PROVISIONS

Article 55 - All preferred shares issued by the Company shall automatically convert, on a mandatory basis, into common shares at the Mandatory Conversion Ratio (as defined in Paragraph 5 of this Article 55) on the Conversion Date (as defined in Paragraph 2 of this Article 55). The Board of Directors shall take all necessary measures to implement the provisions of this Article 55, including the automatic mandatory conversion, as well as being responsible for determining the occurrence or non-occurrence of the Business Combination (as defined in Paragraph 3 of this Article 55) and the effective Conversion Date.

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Paragraph 1 - Upon the implementation of the mandatory automatic conversion provided for in this Article 55, resulting in the unification of the Company’s shares into a single class of common shares, the Company may not issue new preferred shares, and Paragraphs 3 to 8 of Article 5 shall automatically cease to have effect.

Paragraph 2 - For the purposes of these Bylaws, the "Conversion Date" means the earliest to occur of the following:

(i)	the effective date of the consummation of a Business Combination;

(ii)	May 1, 2026 ("Initial Deadline"), unless the Company has, by April 30, 2026, (i) entered into a binding agreement (including a binding term sheet, memorandum of understanding or letter of intent) providing for the execution of a Business Combination; and, (ii) to the extent legally required, sought approval of such Business Combination from the applicable competition authorities (including through the submission of an initial application for approval prior to the execution of a definitive agreement), in which case the Initial Deadline shall be extended until ten (10) business days after the date on which such binding agreement is terminated (if applicable); and

(iii)	September 15, 2026.

Paragraph 3 - For the purposes of these Bylaws, a “Business Combination” means any business combination (whether through merger, transformation, incorporation, incorporation of shares, acquisition, spin-off, or other form of corporate reorganization or any business combination) between the Company and a company or business (including through subsidiaries) in the same industry and which are, or were on December 17, 2024, listed or whose shares are, or were on December 17, 2024, publicly traded on any stock exchange in the United States of America or Brazil.

Paragraph 4 – If a Business Combination involves the Disposal of Control of the Company subject to a resolutive condition, the mandatory conversion of preferred shares into common shares in accordance with this Article 55, shall occur immediately following the consummation of the Disposal of Control of the Company, and the Acquirer shall initiate the public tender offering referenced in Article 40 above, taking into account the mandatory conversion provided for herein, ensuring that shareholders receive the same terms and price per share as those paid per common share to the Selling Controlling Shareholder.

Paragraph 5 - For the purposes of these Bylaws, the "Mandatory Conversion Ratio" is, for each one (1) preferred share, the number of common shares equal to the quotient obtained by dividing (i) the Total Adjusted Converted Preferred Shares by (ii) the Total Base Non-Converted Preferred Shares. Any fractional common shares, to which a shareholder is entitled, resulting from the mandatory automatic conversion provided for herein, shall be rounded down to the nearest whole share. For the purposes of calculating the Mandatory Conversion Ratio, the terms below shall have the following meanings:

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(a)	"Adjusted Common Shares Percentage" means the Base Common Shares Percentage plus four (4) percentage points. For example, if the Base Common Shares Percentage were fifty percent (50%), the Adjusted Common Shares Percentage would be fifty-four percent (54%);

(b)	"Base Common Shares Percentage" means the quotient (expressed as a percentage) obtained by dividing (i) the Total Common Shares, by (ii) the sum of the Total Common Shares and the Total Base Converted Preferred Shares;

(c)	"Total Common Shares" means the number of common shares issued on the Conversion Date and immediately prior to the conversion of all of the Company's preferred shares into common shares in accordance with this Article 55;

(d)	"Adjusted Total Converted Preferred Shares" means the number obtained by dividing (i) the product of multiplying the Total Common Shares by the difference between (a) one hundred percent (100%), and (b) the Adjusted Common Shares Percentage, by (ii) the Adjusted Common Shares Percentage. The Total Adjusted Convertible Preferred Shares corresponds to the total number of common shares to be received by the holders of preferred shares in exchange for the Total Non-Convertible Base Preferred Shares in the mandatory conversion provided for in accordance with this Article 55;

(e)	"Total Base Converted Preferred Shares" means the number equal to seventy-five (75) times the Total Base Preferred Shares Not Converted; and

(f)	"Total Base Non-Converted Preferred Shares" means the sum of (i) all preferred shares issued by the Company on January 28, 2025 (excluding preferred shares held by the Company in treasury), (ii) 100,000,000 of preferred shares (to be issued by the Company as a result of the capitalization of credits held against the Company by lessors and original equipment manufacturers), and (iii) any preferred shares to be issued pursuant to any securities convertible or exchangeable into shares issued by the Company as part of the restructuring transactions concluded by the Company in January 2025, including call, subscription or exchange options, which may result in the issuance of shares of the Company (including the maximum number of preferred shares that may be granted under any long-term incentive plan of the Company, assuming that all the conditions set forth in the respective award agreements have been met). The preferred shares to be issued pursuant to Item (iii) shall be calculated as if they had been issued on the date of exercise of the conversion right, with the issue price of such shares determined based on the terms of the applicable issuance document of such security; if the price has not yet been determined or if a volume-weighted average price ("VWAP") calculation is required based on a measurement period specified under the terms of the applicable issuance document of such security, the VWAP calculated based on the measurement period ending on the date of exercise of the conversion right shall serve as the price or VWAP for the purposes of such calculation.
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Article 56 - Cases not covered by these Bylaws shall be resolved by the General Shareholders’ Meeting and governed in accordance with the provisions of the Brazilian Corporation Law and the Level 2 Regulations.

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